2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

December 26, 2013

Via EDGAR and Federal Express

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:     AAON, Inc.
Form 10-K
Filed March 14, 2013
File No. 0-18953

Dear Mr. O’Brien:

This is AAON, Inc.’s (the Company) response to your comment letter dated December 9, 2013 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 12

1. We note your response dated August 8, 2012, to comment 1 in our letter dated July 12, 2012. Therein you state that you were, "still exploring and evaluating our options and alternatives to provide information regarding volume, product mix, product prices by categories and the costs of raw material by major components in order to help us quantify the extent to which increases/decreases of these factors contribute to the changes in net sales and gross profit margin as required by Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X." It does not appear that the current results of operations discussion and analysis has provided readers with such enhanced information. Therefore, please provide us an update of the foregoing evaluation. If you have concluded that it is not practicable to provide this information, please explain to us why. In this regard, however, we note the CEO’s remarks in the Q&A session of the third quarter 2013 earnings call, which apparently included a quantification of price increase and volume.

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

Response:

The reasons noted in our response dated August 8, 2012 are still valid and accurate. We are, however, able to determine volumes relating to sales of units. While we have revenues from other products, primarily the sale of parts, approximately 95% of our revenues are from the sale of units. We plan to disclose in future filings the units sold by major product grouping. We believe this additional information will help explain the material increases in our net sales due to volume. Quantifying increases due to prices can be challenging (1) as the increases are not across the board and relate to specific products and (2) as there is a delay between when an order is taken after the new prices go into effect and when the revenue related to those orders is recognized. While price increases cannot be tracked by invoice, we can make reasonable estimates based on increases by major product grouping to determine increases due to prices. In future filings, if there is a material increase in net sales due to price increases, we will estimate and disclose that impact.

2. You state that, "The increase in net sales was the result of the favorable reception to our new products, increased market share along with price increases introduced earlier in the year." You state in each of the Forms 10-Q for the periods ended June 30 and September 30, 2013, that the increase in net sales is primarily attributed to gains in market share in the new commercial and industrial construction and replacement markets, as well as product price increases introduced earlier in the year. Please revise future filings, beginning with the 2013 Form 10-K, to explain the facts and circumstances that have allowed the Company to gain market share despite apparently little to no market growth. In this regard, we note the analysts’ interest from the Q&A transcript of the second quarter earnings call.

Response:

The Company monitors its market share primarily through use of the Air Conditioning, Heating and Refrigeration Institute data. Based on this information, the Company can determine in what markets it is making gains in market share. The Company has not had specific marketing efforts or targeted markets that would explain why the Company's market share has increased. As such, the Company can measure and support that it has gained market share and generally attributes such gains to our products apparently being favorably received by the market.

3. We note your statement on page 48 in the quarterly results footnote that, "the Company experienced the negative effect of manufacturing inefficiencies due to the introduction of new products and, quite significantly, a $1.8 million charge to earnings caused by our decision to replace approximately 50% of AAON’s heavily-used sheet metal equipment to benefit from a Federal law allowing 100% depreciation (for tax purposes) of qualified capital expenditures put in service in calendar year 2011 and to gain greatly improved manufacturing efficiencies in 2012 and beyond." Please tell us your consideration for providing this information as part of your results of operations discussion in MD&A.

Response:

You ask for our consideration for providing this information as part of our results of operations discussion in MD&A. We did not include this information as part of our results of operations discussion in MD&A. We believe this request is unclear as to what the Staff is requesting.

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

4. We note your response dated August 8, 2012, to comment 2 in our letter dated July 12, 2012. Therein you state that in future filings, you would provide an analysis of the factors that materially affect your effective tax rate. We note no such discussion in the MD&A or footnotes in the Form 10-K. We do note some discussion in the Forms 10-Q filed subsequent to the Form 10-K. Please confirm that in all future filings, beginning with the 2013 Form 10-K, you will provide an appropriately quantified analysis within MD&A. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response:

The Company acknowledges the Staff’s comment and will provide an analysis of the factors that materially affect our effective tax rate in future filings.

Controls and Procedures, page 19

5. You disclose that the material weakness identified was "in the review procedures associated with key financial statement elements related to intercompany activities, income taxes and inventory." In detail, supplementally describe the nature of the key controls involved and explain how each was not operating effectively. Additionally, tell us: i) when each of the ineffective controls were identified or how they arose; ii) the periods impacted by each of the ineffective controls and how you determined that they were limited to only those periods, as applicable; ii) whether there were accounting errors or misapplication of GAAP; iii) the amount(s) involved; and iv) the reason(s) for the material weakness, accounting errors and/or misapplication of GAAP. We may have further comment.

Response:

The key controls involved are the review of manual journal entries and review of critical calculations such as the deferred tax calculation and overhead calculation used to evaluate variances resulting from our standard costing system. In its review of manual journal entries and critical calculations, Management failed to review at a precise enough level to detect errors in data used in critical calculation and to ensure journal entries were booked to the proper accounts. As a result, errors were detected in the quarterly review of the financial statements.

i.
The ineffective journal entry review and ineffective review of inventory variances were specific to the quarters ended March 31, 2012 and September 30, 2012. The ineffective review of income taxes was specific to the quarters ended September 30, 2012 and December 31, 2012. Based on testing of these controls in other periods, the Company concluded the deficiencies were limited to the aforementioned periods.

ii.
At March 31, 2012, Management concluded that an accounting error existed as raw material inventory was not properly valued since we failed to detect that the raw material purchase price variance entry was not recorded.

At September 30, 2012, Management concluded that accounting errors existed in the valuation of inventory. Management booked a lower of cost or market ("LCM") adjustment based on incorrect data. Management then did not make any adjustment for its inventory variances because of the LCM

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

write-down. Management also improperly estimated its inventory allowance for excess and obsolete items based on unsupportable data. Management concluded that accounting errors existed in the calculation of income taxes. Incorrect data was used in the calculation of income tax expense. Additionally, the Company improperly booked an inter-company elimination entry to the income tax payable account.

At December 31, 2012, Management concluded that accounting errors existed in the calculation of income taxes. Management failed to consider the impact of a credit in the calculation of the income tax provision.

iii.	The impact of the error from March 31, 2012 was an overstatement of cost of sales and an understatement of raw material inventory of $727,000.

The impact of the LCM and variance error from September 30, 2012 was an understatement of inventory and overstatement of cost of sales of $263,000

The impact of the inventory allowance error at September 30, 2012 was an understatement of inventory and overstatement of cost of sales of $768,000.

The impact of the income tax error at September 30, 2012 was an understatement of the income tax provision and overstatement of income tax receivable of $455,000

The impact of the income tax error at December 31, 2012 was an overstatement of the income tax provision and understatement of income tax receivable of $387,000

iv.
We evaluated the level of potential gross exposure associated with the control deficiencies and concluded that a material weakness in internal control existed at March 31, 2012, September 30, 2012 and December 31, 2012.

15. Commitments and Contingencies, page 47

6. You disclose your consideration of whether claims and legal actions "may have a material adverse effect on (your) financial position or results of operations." Please expand this disclosure to address the consideration of the effect on your cash flows.

Response:
The Company acknowledges the Staff’s comment and will change our disclosure in future filings to the following:

We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows (emphasis added) and accrue and/or disclose loss contingencies as appropriate.

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

Definitive Proxy Statement
Compensation Discussion and Analysis, page 17

7. Please refer to comment 8 in our letter dated June 10, 2010. We note disclosure that an outside compensation consultant was used in 2010, that the Compensation Committee uses peer group information for benchmarking your compensation programs for executives and that your goal is to increase the base salaries of named executive officers to approach the market median. In future filings, please identify the benchmark, and its components, including component companies used for benchmarking AAON’s compensation program for its named executive officers. Also, in future filings, please disclose where actual compensation payments fell for each named executive officer within benchmarked targeted parameters. To the extent actual compensation was outside a benchmarked targeted percentile range, please explain why. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

In the future, when and to the extent the Compensation Committee utilizes a consultant for "benchmarking" of the Company's compensation programs, the "benchmark" and, if applicable, its components and component companies will be identified and, where actual compensation payments fell for each named executive officer within benchmarked target payments to the extent required by Item 401(b)(2)(xiv) of Regulation S-K.

Annual Cash Incentive Bonuses, page 18

8. We note disclosure in the first bullet on page 18 that incentive compensation is tied to individual performance. In future filings, please disclose whether the annual cash incentive bonus is tied to the individual performance of named executive officers and if so, please elaborate on how individual performance results in an annual cash incentive bonus payment.

Response:

The annual cash incentive bonus payments are tied to overall corporate results, rather than individual performance, but are earned only in the event the Company achieves a minimum pre-set level of profitability. Further, the Company's Board of Directors has the discretion in the case of the CEO, and the CEO has the discretion in the case of other named executive officers, to apply an adjustment of up to plus or minus 15% of the bonus amount based on how the individual named executive officer has performed on his or her written annual individual objectives.
The Company proposes the following disclosure in future filings:

As previously discussed, in 2011 the Board of Directors instituted a new “at risk” annual incentive bonus which replaced the annual discretionary bonus and is intended to facilitate alignment of management with corporate objectives and stockholder interests in order to achieve outstanding performance and to meet specific AAON financial goals by:

•	providing the employees designated by the Committee, incentive compensation tied to stockholder goals for the Company;

•	providing competitive compensation (base salary and incentive bonus, based, in part, on salary) to

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

attract, motivate, reward and retain employees who achieve outstanding performance;

•	fostering accountability and teamwork throughout the Company; and

•	contributing to the long term success of the Company.

9. We note disclosure that you believe that the annual incentive should be based on achievement of AAON’s annual budgeted net income before profit sharing and income taxes but after bonus accrual. In future filings, please disclose the actual level of achievement and how you calculated the incentive compensation for each named executive officer. Please consider an illustrative example. Refer to Items 402(b)(1)(v) and (2)(v) of Regulation S-K.

Response:
The Company will improve its disclosure on page 19 to better explain how the annual incentive bonus is calculated. Below is a sample revised disclosure based on 2012 information:

For the fiscal year ended December 31, 2012 the opportunity budget (targeted net income before profit sharing and income taxes but after bonus accrual) was set at $32.69 million whereas the actual results were $49.24 million (151% of the opportunity budget). Incentive compensation opportunities are expressed as a percentage of the executive officer’s base salary. The annual award opportunity for Norman H. Asbjornson and the other Named Executive Officers in 2012 are shown in the chart below:

	Opportunity as a percentage of base salary
Name	80% goal*	100% goal	120% goal*
Norman H. Asbjornson	33%	75%	200%
Robert G. Fergus	33%	35%	200%
Kathy I. Sheffield	33%	35%	200%
David E. Knebel	33%	35%	200%
Scott M. Asbjornson	33%	35%	200%

*Note this percentage is multiplied times the percentage in the 100% goal column

For example, Norman H. Asbjornson's base salary for 2012 was $355,800. Since the Company was at 151% of the opportunity budget, the 120% goal was met and exceeded. Norman H. Asbjornson's bonus was 75% of his base salary times 200% to arrive at his bonus of $533,700.

Equity-Based Compensation, page 19

10. We note disclosure that individual performance is considered in determining the total value of compensation provided to your named executive officers. We note that performance elements considered "may" include cost containment initiatives, etc. In future filings, please disclose the actual individual performance you considered in determining equity compensation for each of your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

Response:

The Company's equity-based compensation is not necessarily tied to individual performance. To more accurately describe how equity-based awards are granted, the Company proposes the following disclosure in future filings:

Historically, the Company has not based executive officer equity compensation decisions on pre-established performance targets or other quantitative criteria, as many of the applicable operational and financial performance measures which affect Company profitability (and shareholder value) are contingent upon a combination of general economic factors, e.g. raw material prices, that are beyond the control of any individual. However, positive overall Company performance (from both a financial as well as stock price stand point) is a primary element associated with the grant of equity-based compensation to the executive officers as a group. When determining the total value of compensation provided to our executive officers, our Compensation Committee, with the advice of our CEO, evaluates various aspects of Company performance in light of general economic conditions, as well as comparison of the Company performance against similar competitors in the industry. Performance elements considered may include cost containment initiatives, product and marketing development, risk management, or successful completion of major capital projects including production line enhancements. These elements have not been specifically weighted in determining the amount of the equity incentive awards because the relative importance of each element may change from time to time and the responsibilities of each executive officer, as they contribute to the achievement of any particular objective, may vary.

Factors considered when determining any specific equity-based award include:

•	the responsibilities of the executive officer;

•	the scope, level of expertise and experience required for the executive officer’s position and the period during

•	which the officer has performed these responsibilities;

•	the strategic impact of the officer’s position; and

•	the potential future contribution of the officer.

11. We note disclosure that the Compensation Committee considers the cost of equity awards, the potential impact on dilution and the relative value in awarding equity compensation. In future filings, please provide enhanced disclosure that sets forth the actual factors you used to determine the stock option and restricted stock awards and how your consideration of those factors resulted in the actual payouts to your named executive officers.

Response:

In future filings, the Company will enhance its disclosures of factors the Compensation Committee considers in granting equity awards to the named executive officers and how these factors resulted in the actual payouts to our named executive officers.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (918) 382-6245 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Scott Asbjornson
Chief Financial Officer